For Immediate Release

For further information contact:

Fern Lazar/David Carey
Lazar Partners Ltd.
1-212-867-1768
flazar@lazarpartners.com/
dcarey@lazarpartners.com

GIVEN IMAGING REPORTS FIRST QUARTER 2009 RESULTS

-   First Quarter 2009 Revenues Increase 12% to $30.5 Million   -

-   Revenues in Americas Region Increase 28%   -

-   First Quarter 2009 GAAP EPS of $0.01   -

-   First Quarter 2009 Non-GAAP EPS of $0.06   -

-   Improved Gross and Operating Margins   -

YOQNEAM, Israel, May 6, 2009 - Given Imaging Ltd. (NASDAQ: GIVN) today announced financial results for the first quarter ended March 31, 2009.

Worldwide revenues were $30.5 million in the first quarter of 2009, a 12 percent increase from $27.1 million in the first quarter of 2008.  Gross margin in the first quarter of 2009 was 76 percent, compared to gross margin of 71.1 percent in the first quarter of 2008.

Net income for the first quarter of 2009 was $239,000 or $0.01 per share on a fully diluted GAAP basis, compared to net income of $1.1 million, or $0.03 per share on a fully diluted GAAP basis in the first quarter of 2008. Non-GAAP earnings per share for the first quarter of 2009 were $0.06, compared to break-even in the same quarter of last year. A reconciliation of GAAP results to non-GAAP results is included in the financial statements.

Cash and cash equivalents, short-term investments and marketable securities at March 31, 2009 totaled $74 million.

“We are pleased that we achieved solid top and bottom line results in the first quarter of 2009, despite economic conditions which adversely affected the demand for capital equipment,” said Homi Shamir, president and CEO of Given Imaging.  “The 12% increase in first quarter revenue reflects sales growth of 28% in the Americas region. This was primarily due to a 21% increase in PillCam revenue as well as a solid contribution from our new Bravo pH Monitoring System in the U.S.  While the number of PillCam capsules sold in the EMEA region was also strong, increasing by 21% compared to the same period last year, the dollar’s strength this quarter impacted the overall level of sales on a reporting basis from this region as well as from Asia and Australia.  We remain cautiously optimistic regarding our prospects this year as we expand the global footprint for PillCam, particularly in France and Japan, and continue to grow the market for PillCam SB and the Bravo System in the U.S.”

First Quarter 2009 Revenue Analysis

Sales in the Americas region were $20.2 million and include Bravo System revenue of approximately $2.9 million.  Including Bravo System sales, revenue in the Americas region increased 27.8 percent from sales of $15.8 million in the same period in 2008.  Relative weakness of the Euro impacted revenue growth in the EMEA region where sales came in flat at $8.2 million compared to the same period last year.  APAC sales declined by 29 percent to $2.2 million compared to $3.1 million in the same period in 2008. Sales in the region were also affected by foreign exchange.

The strengthening U.S. dollar reduced total first quarter 2009 revenues by 5%, or $1.5 million compared to the first quarter of 2008.

Worldwide PillCam SB sales amounted to 50,100 capsules in the first quarter of 2009, an increase of 8.7 percent compared to the same period last year.  PillCam SB sales in the Americas region increased by 15 percent to 34,400 in the first quarter of 2009 compared to 29,900 in the first quarter of 2008.  PillCam SB sales in the EMEA region increased 21.3 percent compared to the first quarter of 2008 while PillCam SB sales in the APAC region decreased 52%. Worldwide reorders of PillCam SB increased by 10 percent to approximately 49,000 compared to approximately 44,600 in the first quarter of 2008.  Reorders of PillCam SB in the Americas region increased by 16 percent to 34,100 compared to 29,300 in the first quarter of 2008.  Reorders in the EMEA region increased by 22 percent, while APAC reorders decreased by 55%.

Supplemental first quarter data can be found at www.givenimaging.com in the Investor Relations section.

2009 Guidance

The company is reaffirming its guidance for 2009 for revenues between $141 million and $148 million, and GAAP EPS of between $0.20 – $0.28, and non-GAAP EPS (excluding charges relating to FAS123R) of $0.46 – $0.54.

Recent Developments

•	Dividend Payment

Given Imaging paid a special cash dividend of approximately $0.54 per share, or $15.8 million on March 11, 2009.

•	Named One of the Top 100 Most Trustworthy Companies

Given Imaging was named one of the top 100 most trustworthy publicly traded small cap companies in an annual listing compiled by Forbes.com and Audit Integrity, an independent financial analytics firm.  Given Imaging was ranked 18th on a list of more than 12,000 companies analyzed which includes companies demonstrating clear financial reporting and transparent corporate governance.  The top100 companies have a low incidence of risk factors in accounting, governance and high risk events.

Conference Call / Webcast Information

U.S. Call / Webcast
The company will host a conference call in English at 9:00am ET on Thursday, May 7.  To participate in this teleconference, please dial 888-677-8775 fifteen minutes before the conference is scheduled to begin.  Callers outside of the U.S. should dial 913-312-1421. The call will also be webcast live at www.givenimaging.com. A replay of the call will be available for two weeks on the company’s website, or until May 21 by dialing 888-203-1112.  Callers outside of the U.S. should dial 719-457-0820. The replay participant code is 4221114.

Hebrew Call
A separate conference call in Hebrew will take place on May 7 at 2:00pm Israel time, 7am ET. To access this call, please dial +972 3 9180609 ten minutes before the conference is scheduled to begin. A replay of the call will be available from May 7 until May 9 by dialing +972 3 9255930.

About Given Imaging

Since 2001 Given Imaging has advanced gastrointestinal diagnosis by developing innovative, patient-friendly tools based on its PillCam(R) Platform. PillCam capsule endoscopy provides physicians with natural images of the small intestine via PillCam SB, the esophagus through PillCam ESO and the colon with PillCam COLON [not cleared for use in the USA]. The PillCam capsules are miniature video cameras that patients ingest. Given Imaging's other capsule products include Agile(TM) patency capsule, to verify intestinal patency, and Bravo(R), the only wireless, catheter-free, 48-hour pH test commercially available for pH testing to assess gastroesophageal reflux disease (GERD). Given Imaging's products use cutting-edge wireless technology and advanced software to enable gastroenterologists to better diagnose and more accurately treat patients. All Given Imaging products allow patients to maintain normal activities. Given Imaging's headquarters, manufacturing and R&D facilities are located in Yoqneam, Israel, with operating subsidiaries in the United States, Germany, France, Japan, Australia and Singapore. For more information, please visit http://www.givenimaging.com.

Use of Non-GAAP Measures

This press release provides financial measures for net income and basic and diluted earnings per share that exclude certain items and are therefore not calculated in accordance with generally accepted accounting principals (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance that enhances management's and investors' ability to evaluate the Company's net income and earnings per share and to compare it with historical net income and earnings per share.

The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it is important to make these non-GAAP adjustments available to investors.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, projections about our business and our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual events, results, performance, circumstances or achievements of the Company to be materially different from any future events, results, performance, circumstances or achievements expressed or implied by such forward-looking statements. Factors that could cause actual events, results, performance, circumstances or achievements to differ from such forward-looking statements include, but are not limited to, the following: (1) our ability to develop and bring to market new products, (2) our ability to receive regulatory clearance or approval to market our products or changes in regulatory environment, (3) our success in implementing our sales, marketing and manufacturing plans, (4) protection and validity of patents and other intellectual property rights, (5) the impact of currency exchange rates, (6) the effect of competition by other companies, (7) the outcome of significant litigation, (8) our ability to obtain reimbursement for our product from government and commercial payors, (9) quarterly variations in operating results, (10) the possibility of armed conflict or civil or military unrest in Israel, (11) the impact of global economic conditions, and (12) other risks and factors disclosed in our filings with the U.S. Securities and Exchange Commission, including, but not limited to, risks and factors identified under such headings as "Risk Factors," "Cautionary Language Regarding Forward-Looking Statements" and "Operating Results and Financial Review and Prospects" in the Company's Annual Report on Form 20-F for the year ended December 31, 2008. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except for the Company's ongoing obligations to disclose material information under the applicable securities laws, it undertakes no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events.

# # #

Given Imaging Ltd. and its Consolidated Subsidiaries
Consolidated Balance Sheets
In thousands except share data

	March 31,	December 31,
	2009	2008
	(Unaudited)	(Audited)

Assets

Current assets
Cash and cash equivalents	$37,296	$31,697
Short-term investments	17,998	28,509
Accounts receivable:
Trade (Net of provisions for doubtful debts of $258
and of $210 as of March 31, 2009 and December 31,
2008, respectively)	21,854	21,673
Other	2,328	4,662
Inventories	22,295	18,931
Prepaid expenses	3,581	3,540
Deferred tax assets	1,168	1,178
Advances to suppliers	1,886	1,631

Total current assets	108,406	111,821

Deposits	1,031	1,094

Assets held for employee severance payments	3,544	3,686

Marketable Securities	18,681	30,063

Fixed assets, at cost, less accumulated depreciation	14,832	15,115

Intangible assets less accumulated amortization	11,906	12,067

Goodwill	4,092	4,069

Total Assets	$162,492	$177,915

Given Imaging Ltd. and its Consolidated Subsidiaries
Consolidated Balance Sheets
In thousands except share data

	March 31,	December 31,
	2009	2008
	(Unaudited)	(Audited)

Liabilities and shareholders' equity

Current liabilities

Current installments of obligation under capital lease	$131	$114
Accounts payable
Trade	6,826	7,418
Other	18,124	17,612
Deferred income	1,129	1,523
Total current liabilities	26,210	26,667

Long-term liabilities
Obligation under capital lease, net	419	485
Liability in respect of employees’ severance payments	4,306	4,599
Total long-term liabilities	4,725	5,084
Total liabilities	30,935	31,751

Equity
Shareholders’ equity
Ordinary Shares, NIS 0.05 par value each (90,000,000
shares authorized; 29,257,785 shares
issued and fully paid as of March 31, 2009 and
December 31, 2008)	343	343
Additional paid-in capital	175,493	173,983
Capital reserve	2,166	2,166
Accumulated other comprehensive loss	(858)	(600)
Accumulated deficit	(47,281)	(31,721)
Shareholders' equity	129,863	144,171
Noncontrolling interest	1,694	1,993
Total Equity	131,557	146,164

Total liabilities and equity	$162,492	$177,915

Given Imaging Ltd. and its Consolidated Subsidiaries
Consolidated Statements of Operations
In thousands except share and per share data

	Three month period ended		Year ended
	March 31,		December 31,
	2009	2008	2008
	(Unaudited)	(Unaudited)	(Audited)

Revenues	$30,473	$27,124	$125,108
Cost of revenues	(7,318)	(7,835)	(33,001)

Gross profit	23,155	19,289	92,107

Operating expenses
Research and development, gross	(4,010)	(3,796)	(15,126)
In-process research and development acquired in a
business combination	-	-	(4,700)
	(4,010)	(3,796)	(19,826)

Government grants	334	420	1,530
Research and development, net	(3,676)	(3,376)	(18,296)

Sales and marketing	(13,958)	(14,962)	(60,902)
General and administrative	(4,415)	(7,279)	(19,320)
Termination of marketing agreement	-	5,443	5,443
Other, net	(12)	-	(867)

Total operating expenses	(22,061)	(20,174)	(93,942)

Operating profit (loss)	1,094	(885)	(1,835)
Financing income, net	(1,126)	1,596	4,004

Profit (loss) before taxes on income	(32)	711	2,169
Income tax expense	(28)	(159)	(250)

Net Profit (loss)	(60)	552	1,919

Net loss attributable to noncontrolling interest	299	524	2,087

Net profit attributable to shareholders	$239	$1,076	4,006

Earnings per share

Basic Earnings attributable to shareholders per Ordinary Share	$0.01	$0.04	$0.14

Diluted Earnings attributable to shareholders per Ordinary Share	$0.01	$0.03	$0.13

Weighted average number of Ordinary Shares used
to compute basic Earnings per Ordinary share	29,257,785	29,250,952	29,254,035

Weighted average number of Ordinary Shares used
to compute dilute Earnings per Ordinary share	29,910,943	31,094,578	30,798,360

Given Imaging Ltd. and its Consolidated Subsidiaries
Consolidated Statements of Cash Flows
In thousands

	Three month period ended		Year ended
	March 31,		December 31,
	2009	2008	2008
	(Unaudited)	(Unaudited)	(Audited)

Cash flows from operating activities:
Net profit (loss)	$(60)	$552	$1,919

Adjustments required to reconcile net profit (loss)
to net cash used in operating activities:

Depreciation and amortization	1,465	1,265	5,183
In-process research and development	-	-	4,700
Goodwill impairment	-	-	406
Deferred tax assets	10	162	172
Stock option compensation	1,510	1,511	6,918
Other	9	172	621
Net increase in trading securities	-	(89)	-
Decrease (increase) in accounts receivable – trade	(181)	4,951	1,642
Decrease in accounts receivable – other	2,334	7,550	5,723
Decrease (increase) in prepaid expenses	(255)	83	(342)
Increase in advances to suppliers	(41)	(63)	(3,350)
Increase in inventories	(3,364)	(600)	(2,971)
Increase (decrease) in accounts payable	178	(2,088)	(3,287)
Decrease in deferred income	(394)	(6,492)	(7,856)
Net cash provided by operating activities	1,211	6,914	9,478

Cash flows from investing activities:
Purchase of fixed assets and intangible assets	(1,056)	(1,247)	(6,300)
Purchase of fixed assets, intangible assets and goodwill in
a business combination	-	-	(16,660)
Deposits	3	(25)	(192)
Proceeds from sales of marketable securities and short term investments	21,781	18,446	67,743
Proceeds from sales of fixed assets	-	25	61
Investments in marketable securities	(250)	(19,627)	(61,986)
Net cash provided by (used in) investing activities	20,478	(2,428)	(17,334)

Cash flows from financing activities:
Principal payments on capital lease obligation	(33)	(50)	(120)
Proceeds from the issuance of Ordinary Shares	-	196	252
Dividend distribution	(15,799)	-	-
Issuance of shares by consolidated company	-	1,207	2,288
Net cash (used in) provided by financing activities	(15,832)	1,353	2,420

Effect of exchange rate changes on cash	(258)	175	30

Increase (decrease) in cash and cash equivalents	5,599	6,014	(5,406)
Cash and cash equivalents at beginning of period	31,697	37,103	37,103

Cash and cash equivalents at end of period	$37,296	$43,117	$31,697

Supplementary cash flow information
Income taxes paid	$44	$77	$259

Assets acquired under capital lease	$-	$109	$109

Given Imaging Ltd. and its Consolidated Subsidiaries
Specified Items
For the Three Months Ended March 31, 2008 and 2009
(Unaudited, dollars in thousands)

	Research	Selling	General	Termination
	And	And	And	Of Marketing
	Development	Marketing	Administration	Agreement	Total

Three month period ended March 31, 2009

Compensation expenses	$78	$153	$1,279	$-	$1,510
IP Litigation expenses	-	-	-	-	-
Termination of marketing agreement	-	-	-	-	-
Total	$78	$153	$1,279	$-	$1,510

Three month period ended March 31, 2008

Compensation expenses	$85	$336	$1,090	$-	$1,511
IP Litigation expenses	-	-	2,907	-	2,907
Termination of marketing agreement	-	-	-	(5,443)	(5,443)
Total	$85	$336	$3,997	$(5443)	$(1,025)

Given Imaging Ltd. and its Consolidated Subsidiaries
Reconciliation of GAAP results to non-GAAP results
For the three months ended March 31, 2009 and 2008
Condensed, in thousands except share and per share data

		Q1 2009			Q1 2008
		Specified	Non		Specified	Non
	GAAP	Items (*)	GAAP	GAAP	Items (*)	GAAP

Revenues	$30,473	-	$30,473	$27,124	-	$27,124
Cost of revenues	(7,318)	-	(7,318)	(7,835)	-	(7,835)

Gross profit	23,155	-	23,155	19,289	-	19,289
Gross profit as a % of revenues	76.0%	-	76.0%	71.1%	-	71.1%

Operating expenses
Research and development, net	(3,676)	78	(3,598)	(3,376)	85	(3,291)
Sales and marketing	(13,958)	153	(13,805)	(14,962)	336	(14,626)
General and administrative	(4,415)	1,279	(3,136)	(7,279)	3,997	(3,282)
Termination of marketing agreement	-	-	-	5,443	(5,443)	-
Other, net	(12)	-	(12)	-	-	-

Total operating expenses	(22,061)	1,510	(20,551)	(20,174)	(1,025)	(21,199)

Operating profit (loss)	1,094	1,510	2,604	(885)	(1,025)	(1,910)
Operating profit (loss) as a % of revenues	3.6%		8.5%	(3.2%)		(7.0%)

Financing income (expense), net	(1,126)	-	(1,126)	1,596	-	1,596

Profit (loss) before taxes on income	(32)	1,510	1,478	711	(1,025)	(314)
Income tax expense	(28)	-	(28)	(159)	-	(159)

Net Profit (loss)	(60)	1,510	1,450	552	(1,025)	(473)

Net loss attributable to non-controlling interest	299	-	299	524	-	524

Net profit attributable to shareholders	$239	$1,510	$1,749	$1,076	$(1,025)	$51
Net profit attributable to shareholders as a % of revenues	0.8%		5.7%	4.0%		0.2%

Earnings per share

Basic Earnings attributable to shareholders per Ordinary Share	$0.01	$0.05	$0.06	$0.04	$(0.04)	$0.00

Diluted Earnings attributable to shareholders per Ordinary Share	$0.01	$0.05	$0.06	$0.04	$(0.04)	$0.00

(*)See specified items